ALTRAN

251, Boulevard Pereire - 75017 PARIS
TELEPHONE : + 33 (0) 1 44 09 64 00
TELECOPIE : + 33 (0) 1 44 09 64 22

RECEIVED
2004 APR 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024415

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

PROCESSED
APR 20 2004
THOMSON FINANCIAL

SUPPL

Paris, 13rd April 2004

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on our website and on the newspaper "La Tribune" for the 2003 full year results on April 6th, 2004 enclosed as exhibit 1.
2. Presentation made to investors on 2003 full year results made on April 7th, 2004 and available on the website enclosed as exhibit 2

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

dlw 4/19

Laurent Dubois
Head of Investors Relations

ALTRAN

> TECHNOLOGY CONSULTING
> INNOVATION CONSULTING
> MANAGEMENT CONSULTING
> PROCESS AND PRODUCT INNOVATION

RESULTS OF THE 2003 FINANCIAL YEAR

Results of the financial year impacted by non-recurring items. A significant improvement in the financial position

SALES AND EARNINGS

Sales performance maintained in France: €658.6 million (-0.2 %)
Limited decrease internationally: €679.6 million (-4.7 % vs. 2002)

Total revenues for the Altran group for the 2003 financial year amounted to €1337.8 million, down 2.6 % compared to the 2002 financial year. Excluding 2002 acquisitions, revenues were down 4.4 %. Foreign exchange impact accounted for 0.9 % of this reduction.
Revenues in France were resilient at €658.6 million, almost unchanged on a like-for-like basis (- 0.2 %), and showed the group's ability to maintain its positions despite difficult economic conditions.
Sales outside France of €679.2 million, showed a reduction of 4.7 %, or - 9.3 % excluding 2002 acquisitions.
It should be noted that revenues published on 13th February 2004 were adjusted upward post-audit, increasing from €1335.6 to €1337.8 million
- Adjustments to the prior financial year noted in relation to a foreign subsidiary (€4.4 million in the previous publication) were, in agreement with the auditors and in consultation with the AMF [French stock market authority], reclassified as prior period adjustments;
- Various audit adjustments led to a correction of €2.1 million compared to the first publication.

Operating income: €14.7 million impacted by non-recurring charges related to headcount reductions

The operating income for the financial year amounts to €14.7 million, or 1.1 % of revenues. As announced during the publication of the annual revenues, the operating income for the second half was slightly negative at €-5.8 million after employee profit sharing. This is largely the result of lower revenues in the second half (€649.8 million vs. €688.0 million) and of ongoing efforts to reduce costs. The group reduced its headcount by 7 % in 2003, i.e. 1245 employees (734 went in the first half and 511 in the second half). The charges relating to this adjustment are fully booked in 2003, either in the payroll, or, to a lesser extent, in provision charges.
The group estimates that the savings generated by this headcount reduction are around €70 million over a full year.

Net financial income: - €23.7 million reflecting a reduction in the group's debt
Net extraordinary income: - €33.3 million

The net financial income largely results from servicing the group's debt. During the financial year, this was reduced by €53.8 million and amounted to €381.7 million as of 31st December 2003. This decrease could be explained by :
- the capital increase (+ €145.9 million)
- Cash out related to 2002 acquisitions and earn-outs (- €100.8 million)
- Others operations impact (+ €8.7 million)

The net extraordinary income is in particular impacted by a provision for risks relating to the Brazilian subsidiary DTS for which an arbitration process is still ongoing (negative impact of €17.5 million of which €14.4 million is amortisation of goodwill) and by provisions for various risks (€12.5 million).

Amortisation of goodwill: - €39.8 million

As in 2002, the group applied an asset valuation test which led to extraordinary amortisation charges in addition to normal amortisation over 30 years, since it felt that the expected return from these assets was inadequate having regard to their historic value as recorded in the balance sheet.
This resulted in an extraordinary amortisation charge of €20.4 million ex DTS in addition to normal amortisation of €19.4 million.

Income tax expense: - €2.9 million due to a prudent policy of setting off accumulated losses against profits

Despite negative results before tax, the group revealed a slightly negative income tax expense. This is due to a prudent policy of setting off income tax credits from accumulated losses against profits. Only 51% of these losses have been used. One of the financial priorities of the group in 2004 is to pursue a fiscal policy that aims to significantly improve this level in the future. Thus, the bulk of the French subsidiaries have been consolidated for tax purposes since 1st January 2004.

Prior period adjustments: - €7.4 million

As indicated during the publication of revenues, internal controls in the group identified problems in the internal control systems of a foreign subsidiary. Following the departure of the management in February 2004, a detailed examination of the accounts led to adjustments being made mainly with regard to the 2002 financial year. After tax, these amount to €7.4 million. A new management team was put in place and controls strengthened. The outlook for this subsidiary in 2004 is for it to turn a profit despite lower sales.

Healthier financial position
Successful capital increase in December 2003
Factoring and treasury centralisation targets met
Accounts receivables stable

In spring 2003 the group set ambitious targets to improve its financial position. The results are in line with these targets.
Following the very clear improvement in client receivables seen in the second half of 2002, the group set a target for a further reduction of €50 million by the end of 2004. In the first half, client receivables increased by €9.6 million. In the second half the situation was improved with a reduction of €19.6 million.
The target of centralising 50 to 75% of available group funds was achieved. As of 31st December 2003, €140 million were centralised, i.e. 61% of all of the available funds (€228.5 million).
Factoring is now an important source of financing for Altran. The target of sourcing between €80 and €100 million in financing through this channel at the end of 2003 was exceeded with €115 million in financing being available as of 31st December 2003.

Thanks to the restoration of confidence in the group's accounts, to operational streamlining and to the attainment of financial targets, the capital increase that took place in December 2003 was crowned with success. A sum of €145.9 million was thus raised, allowing the debt to be reduced and financial ratios to be appreciably improved.

These financial resources enabled the group to buy back a significant portion of its convertible bonds (€75 million). As of 31st December 2003, €355.7 million remains outstanding, repayable on 1st January 2005.

	31.12.2002	1er half 2003	2nd half 2003	31.12.2003
Sales	1 372 862	688 042	649 719	1 337 761
Others operating income	19 139	8 297	17 616	25 913
Total operating expenses	(1 324 628)	(673 085)	(669 702)	(1 342 787)
Employee profit sharing	(2 793)	(2 768)	(3 441)	(6 209)
Operating profit (after employee profit sharing)	**64 580**	**20 486**	**(5 808)**	**14 678**
Operating margin	*4,7 %*	*3,0 %*	*na*	*1,2 %*
Net financial income	(27 706)	(11 622)	(12 108)	(23 730)
Taxes	(23 248)	6 788	(9 737)	(2 949)
Net result before goodwill & exceptionals	**13 626**	**15 652**	**(27 653)**	**(12 001)**
*Net exceptional income ***	6 452	(1 648)	(31 669)	(33 317)
Goodwill amortization	(96 747)	(11 229)	(28 560)	(39 789)
Prior period adjustments	(32 701)	-	(7 389)	(7 389)
Net results of integrated companies	**(109 370)**	**2 775**	**(95 271)**	**(92 496)**
Minority interests	(26)	1 534	(1 988)	(454)
Group's net result	**(109 344)**	**1 241**	**(93 283)**	**(92 042)**
EPS before goodwill amortization & exceptionals	**0,15**	**0,17**	**(0,53)**	**(0,40)**
** computed on the total number of shares as of December 31 st 2003*	***114 441 715***	***114 441 715***	***114 441 715***	***114 441 715***

*** off which €14,4m of goodwill amortization for DTS*

OUTLOOK FOR 2004

Priority: improved profitability

The reduction in headcount (savings of €70 million over a full year) and operating costs achieved in 2003 will allow the group to significantly improve its profitability in 2004, assuming an economically stable environment.
The first sales data from the start of the 2004 financial year indicate that the anticipated stability in annual revenues is realistic.
The group's target, on the basis of this assumption, is to achieve a double-digit operating margin in the second half.

Revenues for the first quarter will be published before the stock market opens on 13th May.

The financial targets for 2004 reflect the achievements in 2003:

- Further improvement in client receivables from €30 to €40 million
- Treasury centralisation 75% completed
- Financing from factoring of between €150 and €170 million due to its extension outside France

Implementation of the announced improvements in corporate governance
Continued strengthening of internal controls
Evolution of statutory auditors policy

In spring 2003, the group committed itself to improving its corporate governance. These commitments have been kept.
During the shareholders' meeting in June 2003, three independent directors were appointed to the Board of Directors. Since July 2003, an audit committee, comprised of these independent directors, has been in place and ensures the verification of the financial statements and information provided to the market. This committee has met 5 times since it was set-up.
The Board of Directors also adopted internal rules of procedure and decided to set-up a remuneration committee.
The improvement in internal controls and work to streamline procedures is now well underway. A new financial reporting tool should help to streamline the consolidation process, to increase the reliability of operational reporting and to incorporate new IFRS standards. Its implementation is planned for autumn 2004.
In addition, the Chairman of the board, following a proposal from the Audit Committee has decided to outsource the internal audit function. This decision will ensure swifter implementation and access to highly qualified personnel whenever and wherever needed. This new function should be operational in the first half of the year.

On the suggestion of the Audit Committee, and in the context of professional recommendations relating to rotating appointments, the Altran Board of Directors decided to submit the following proposals to its general shareholders' meeting:
- The nomination of Deloitte as auditor during the general shareholders' meeting to approve the 2003 accounts;
- The nomination of Mazars as auditor during the general shareholders' meeting to approve the 2004 accounts.

Moreover, the Board of Directors decided that all of the appointments for auditors in the subsidiaries would be given, when renewing appointments, to either Deloitte or Mazars. The covering of all of the companies by the joint-auditors of the group will enable the homogeneity of the work to be improved, reporting deadlines to be shortened and audit costs to be controlled.
In addition, the Board of Directors decided that all the Registered Auditor mandates in the subsidiaries would be given, upon the renewal of the mandates, to either Deloitte or Mazars. This move will ensure greater uniformity, shorter deadlines and tighter control of audit costs.

FOR FURTHER INFORMATION

Investor relations : Laurent Dubois : + 33 (0)1 44 09 64 00
N°vert Actionnaire : 0 800 123 133 - www.altran.net
Media relations - *Image 7 : Véronique Ogée /*
Estelle Guillot Tantay : + 33 (0)1 53 70 74 70

ALTRAN TECHNOLOGIES

The financial results for the 2003 financial year should not obscure Altran's significant recovery during the year. A more efficient and better-controlled organisation, reduced costs and the improvement in the financial position augur well for the 2004 financial year.

ISIN FR 0000034639 / Bloomberg ALT FP / Reuters ALTR.PA / Nasdaq ALTKF

France – Austria – Belgium – Brazil – Germany – Korea – Italy – Japan – Luxembourg – Netherlands – Portugal – Spain – Sweden – Switzerland – United Kingdom - United States

Altran



2003 Results

Michel Friedlander
CEO

Eric Albrand
CFO

7th April 2004

ALTRAN

2003 Results

Agenda

- Corporate governance & internal control
- Organization & projects
- 2003 Results
- Earn-Out
- Perspectives
- Appendix

1. Governance & internal control

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

Audit committee appointment

- The audit committee appointment has been announced at the Annual General meeting of shareholders on June 30th, 2003 with the nomination of three independent administrators
- Its field of competences has been defined by a board meeting on October 6th, 2003
- Madam Guylaine Saucier chairs the Audit Committee including two other members Jean-Louis Andreu and Yann Duchesne
- The Audit Committee first met on October 6th, 2003 to analyze, in particular, 1st half 2003 results

1. Governance & internal control

Audit Committee works

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

- Audit Committee met 5 times since October 2003

- Subject treated were :
  - Full year and half-year results 2003
  - Audit & internal controls measures
  - Conclusions of Ricol, Lasteyrie & Associés audit
  - Reinforcement of internal control procedures
  - Review of prospectus subject to AMF visa
  - Launch of a tender regarding statutory auditors
  - Outsourcing of internal audit : launch of a tender

1. Governance & internal control

Statutory auditors policy

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

- Unification of statutory auditors across the group:
  - The two statutory auditors will cover the whole group
- Proposal of the appointment of two new auditors
  - Deloitte
  - Mazars
- One year transition regarding consolidation auditing
- Targets :
  - Increase quality
  - Reduce closing account delays
  - Control costs

1. Governance & internal control

Internal control reinforcement

- Definition since the 3rd quarter 2003 of internal control procedures determining :
  - General closing instructions of group's accounts
  - Subsidiary accounting
  - Bank account and cash management
  - Off-balance sheet items ...
- The Audit Committee launched in December 2003 a tender to outsource the Internal Audit function
- Outsourcing of Internal Audit will provide the group :
  - With access to well dimensioned and experimented resources in every group's sites regardless of the themes to be treated
  - With immediate access to a high level of competencies

1. Governance & internal control

The CRI project

- A unique information tool for :
  - Consolidation
  - Reporting
  - IFRS rolling up
- Choice of Magnitude from Cartesis has been made
- Planning :
  - June to September 2004 deployment
  - 3rd quarter 2004 results will be the first implementation of this tool
  - Total cost of €3,5m (including internal costs)

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

2003 Results

Agenda

- Corporate governance & internal control
- Organization & projects
- *2003 Results*
- Earn-Out
- Perspectives
- Appendix

2. Organization & projects

Group's organization evolution

- The organization set up in 2003 changed to a 3 regions organization :
  - France
  - North
  - South

- An operational and an organization committee have been set-up for each of the three regions

- A « Chief International Development Officer », head of a multiple expertise team, intervene on Executive Committee decisions

2. Organization & projects

Organization's structure

Executive Committee
Alexis Kniazeff, Chairman
Hubert Martigny, Vice-President
Michel Friedlander, CEO
Eric Albrand, CFO
Jean-Michel Martin, Deputy CEO

- North
  - Benelux
  - Sweden
  - UK
  - Germany
  - Switzerland
  - US & Asia
- France
- South
  - Spain
  - Italy
  - Portugal
  - Brazil

2. Organization & projects

Environment & urbanism : reorganization of the traffic of the center of Madrid (Spain)

- The city launched a project to reorganize the traffic in the center of the Spain capital
- Altran took the technical leadership on the project named : Paseo de Recoletos – Prado





Altran, worked on :

- traffic jam and commuting transports analysis
- Parking possibilities analysis and reducing of center by tunnels
- Proposal of solutions integrating a technical, economical and environmental analysis

Conclusions are presented to the public through expositions

2. Organization & projects

Automotive : Feasibility study for a short range radar

- Increased safety for vehicles occupants and pedestrian is an increasing priority for constructors
- Short range radars is the key to anticipating chocks and controlling systems to be deployed such as airbags





Altran, helped a automotive supplier to :

- test a number of different imaging radars configurations thanks to its extensive engineering, hardware implementation and algorithm design experience
- define a novel architecture which allows medium application to be met at minimum costs and complexity

The chosen architecture allowed to reduce development time and to build a unique technology platform

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

Aeronautics : Onboard internet

- Making a phone call on a plane through a integrated seat phone is already a reality for some years
- In 2006, passengers of the future European A-380 will be able to : surf on the internet, send mail, download games or videos…

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix



Altran is working on :

- Communication systems definition
- *Implementation of communication network security*
- *both for the passengers and the crew*

Passengers be connected with the rest of the world during the flight.

2. Organization & projects

Healthcare : a needle-free syringe

- Needle phobia concerns 30% of people. In the case of highly spread diseases like diabetesis where numerous injections are necessary, the patient should do its injections by himself.
- Altran is participating in the development of a needle-free injection system, economical et efficient. This.... Will be available in 2006

Altran's participation was focused on :

- Modeling the complex interactions between the physical characteristics of the liquid, the quantity to be injected and the pressure needed for the injection
- Increasing the efficiency of the injection kit
- Minimizing patient's sensation regardless of its skin type, while limiting the number of essays

The use of this new syringe is particularly easy and avoid the risks of accidental contaminations

2. Organization & projects

Renault F1 : « HANS » - *protect pilot's life*

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

- **Targets:**
  - Validate its conceptions with FIA rules
  - Design the HANS (Hand & Neck Safety)






MILD SEVEN

Altran work for Renault F1 on :

- the design and modeling of the « HANS »
- the automation of calculus

Modeling limits have been ruled out

Comfort and pilots safety have been reinforced

2003 Results

Agenda

- Corporate governance & internal control
- Organization & projects
- 2003 Results
- Earn-Out
- Perspectives
- Appendix

7th April 2004

ALTRAN

3. 2003 results

- 2003 sales are down 2,6% compared to 2002 (€1372.9m)
- *2003 sales are €1337.8m vs €1335.6m published on February 13th, 2004*

€1335.6m		
	Prior period adjustments	€(4.4)m
	Technical adjustments	€(2.1)m
	Total impact on 2003 sales	€2.3m
		€1337.8m

3. 2003 results

Summarized P&L

(In €K)

	31.12.2002	1[er] half 2003	2nd half 2003	31.12.2003
Sales	1 372 862	688 042	649 719	1 337 761
Others operating income	19 139	8 297	17 616	25 913
Total operating expenses	(1 324 628)	(673 085)	(669 610)	(1 342 695)
Employee profit sharing	(2 793)	(2 768)	(3 441)	(6 209)
Operating profit (after employee profit sharing)	64 580	20 486	(5 808)	14 678
Operating margin	*4,7%*	*3,0%*	*na*	*1,1%*
Net financial income	(27 706)	(11 622)	(12 108)	(23 730)
Taxes	(23 248)	6 788	(9 737)	(2 949)
Net result before goodwill & exceptionals	13 626	15 652	(27 653)	(12 001)
Net exceptional income **	6 452	(1 648)	(31 669)	(33 317)
Goodwill amortization	(96 747)	(11 229)	(28 560)	(39 789)
Prior period adjustments	(32 701)	-	(7 389)	(7 389)
Net results of integrated companies	(109 370)	2 775	(95 271)	(92 496)
Minority interests	26	(1 534)	1 080	(454)
Group's net result	(109 344)	1 241	(93 283)	(92 042)
EPS before goodwill amortization & exceptionals	0,15	0,17	(0,53)	(0,40)
** computed on the total number of shares as of December 31st 2003*	*114 441 715*	*114 441 715*	*114 441 715*	*114 441 715*

** off which €14,4m of goodwill amortization for DTS

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

3. 2003 results

Operating margin analysis

	31.12.2002		1[er] semestre 2003		2nd semestre 2003		31.12.2003	
	in €K	as % of sales	in €K	as % of sales	in €K	as % of sales	in €K	as% of sales
Sales	1 372 862		688 042		649 719		1 337 761	
Other operating income	19 139		8 297		17 616		25 913	
of which operating provisions	*7 260*		*6 378*		*10 237*		*16 675*	
Total personnal costs	(957 052)	69,7%	(497 027)	72,2%	(479 617)	73,8%	(976 644)	73,0%
G&A	(154 670)	11,3%	(81 780)	11,9%	(78 915)	12,1%	(160 695)	12,0%
EBITDA before employee profit sharing	117 558		31 782		16 229		48 011	
EBITDA after employee profit sharing	114 765		29 014		12 787		41 801	
Provisions & depreciations	(50 059)	3,6%	(14 905)	2,2%	(28 833)	4,4%	(43 738)	3,3%
Others	(162 721)	11,9%	(79 372)	11,5%	(82 337)	12,7%	(161 709)	12,1%
EBIT before employee profit sharing	60 239		23 255		(2 367)		20 888	
Operating margin before employee profit sharing	*4,4%*		*3,4%*		*na*		*1,6%*	
Employee profit sharing	(2 793)	0,2%	(2 768)	0,4%	(3 442)	0,5%	(6 210)	0,9%
Operating margin after employee profit sharing	57 446		20 487		(5 809)		14 678	
Operating margin after employee profit sharing	*4,2%*		*3,0%*		*na*		*1,1%*	

3. 2003 results

Staff evolution (1)

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

- Total staff has been reduced by **1.245** during 2003 (7% of group's total staff)
- The group have been adapting all over 2003 its staff to the level of activity
- The group is continuing its effort to adapt its staff to the current level of activity but at a lower pace in 2004 than in 2003

Average employee cost in 2003 was €57.4€ (versus 54.2K€ in 2002) has been impacted by restructuring charges that are directly accounted for as operating charges

3. 2003 results

Staff evolution (2)


- 404
- 330
- 285
-226
17 778
17374
17 044
16 759
16533
December 02
March 03
June 03
September 03
December 03

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives



Costs saving simulation generated by redundancies

- Hypothesis :
  - Average 2002 employee cost : €54,2K
  - Average salary increase in 2002 : 2%
  - Redundancies savings are delayed by one quarter following the exist of total staff

	Q1	Q2	Q3	Q4	2003
Staff reduction	404	330	285	226	1245
Annual saving	22,4	18,3	15,8	12,5	68,9
Savings made in 2003 due to staff reduction					
1st quarter 2003	-	5,6	5,6	5,6	16,8
2nd quarter 2003	-	-	4,6	4,6	9,2
3rd quarter 2003	-	-	-	3,9	3,9
4th quarter 2003	-	-	-	-	-
Saving already booked in in 2003	-	5,6	10,2	14,1	29,9
Embedded saving for 2004					39,0

3. 2003 Results

Cost restructuring simulation

- Hypothesis used :
  - Average employee cost in 2002 : €54.2K
  - Average salary increase in 2002 : 2%
  - Saving generated by a leave only translate in P&L a quarter after the departure of the employee

	2002	2003
Average staff	17 644	17 030
Total employee cost	€957.1m	€976.6m
Average cost per employee	€54.2K	€57.3K
Departure cost evaluation :		
Average salary in 2002		€54.2K
Average salary increase between 2002 and 2003		2%
Theoretical average cost per employee in 2003		€55.3K
Theoretical employee cost in 2003		€942.2m
Cost of employee in 2003 accounts		€976.6m
Estimated cost of restructuring		€34.4m

Agenda | Governance & control | Organization & projects | 2003 results | Earn-out | Perspectives | Appendix

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

3. 2003 results

P&L Details

- Net financial income is €(24.6)m :

Net financial income		€(24.6) m
	Off which interest on CB	€(15.0) m
	Off which interest on banking facilities	€(5.2) m
	Off which FX impact	€(2.9) m

- Net exceptional income is €(33.3)m :

Net exceptional income		€(33.3) m
	Off which depreciation of goodwill and shares of DTS	€(17.5) m
	Off which fiscal and social risks provisions	€(12.7) m
	Off which profit generated on CB buy-back	€ 0.8 m

3. 2003 results

Goodwill amortization

- Analysis of goodwill on December 31st, 2003 according to the AMF rrecommendation led the group to complete a write off on the goodwill of some of its subsidiaries : this test has been implemented on subsidiaries showing sign of a loss of value and led to write offs on 7 subsidiaries totaling €27.1m of goodwill
- Goodwill have been valuated through a DCF approach
- The group decided to take a complete write off on the goodwill of DTS that have been passed through the exceptional result

(In €m)

	31.12.2002	1st half 2003	2nd half 2003	31.12.2003
Periodic goodwill amortization	20,3	9,1	10,3	19,4
Exceptional goodwill amortization	76,4	2,1	18,3	20,4
DTS (passed through the exceptional result)			14,4	14,4
Total	96,7	11,2	43,0	54,2
Total excluding DTS	96,7	11,2	28,6	39,8

3. 2003 Results

Prior period adjustments

- Prior period adjustments, have been accounted for on a seperated line of the P&L as for the 2002 accounts :

Sales adjustments	€(8.6)m
Off which adjustments published on February 13th, 2004	*€(4,4)m*
Differed taxes	€1,2m
Prior period adjustments net of taxes	€(7,4)m

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

Agenda

Governance & control

Organization & projects

2003 results

Earn-out

Perspectives



3. 2003 results

Summarized balance sheet *(in €m)*

Assets	31.12.2002	31.12.2003	Liabilities	31.12.2002	31.12.2003
	Net	Net			
Fixed assets	675 716	636 235	**Shareholder's equity**	250 365	303 564
Intangible fixed assets	576 446	534 149	Minority interest	139	17
off which goodwill	*509 663*	*462 790*	Conditional pre-payments	161	0
Tangible fixed assets	55 765	45 782	Contingencies & loss provisions	63 079	103 180
Financial assets	43 505	56 304			
Current assets	749 479	743 805	**Debt**	1 112 881	973 279
Inventory & work in progress	3 757	2 538	Convertible bonds	446 250	370 648
Clients & accounts receivables	386 883	376 892	Borrowing from credit institutions	200 549	239 670
Other receivables	147 397	127 280	Trade notes & accounts payables	331 089	312 745
Cash & marketable securities	211 442	228 608	Payable against fixed assets	134 993	37 800
Accrual accounts	9 676	8 487	**Accrual accounts**	8 246	12 416
Total assets	1 434 871	1 380 040	**Total shareholders equity & liabilities**	1 434 871	1 380 040

(*) 7,3 millions euros of factoring have been integrated in 1st half 2003 accounts and 114,9 on 2003 accounts (off which €23,6m are guaranties)

3. 2003 Results

Net debt evolution

	31.12.2002	1st Half 2003	2nd Half 2003	31.12.2003
Beginning net debt	435.5		511.8	
Ebitda before employee profit sharing		31.8	16.3	48.1
Financial charges		-18.0	-5.7	-23.7
Exceptionals		-1.6	1.0	-0.6
Taxes		6.8	-9.7	-2.9
Employee profit sharing		-2.8	-3.4	-6.2
NWCR		-7.4	26.5	19.1
Acquisitions		-80.9	-19.9	-100.8
Capex		-7.1	-5.6	-12.7
FX impact		3.0	-6.8	-3.8
Capital increase		-	145.9	145.9
Prior period adjustments		-	-8.6	-8.6
Closing net debt		511.8	381.7	381.7

3. 2003 results

Net debt as off31st December 2003

■ Convertible Bond *1er January 2005*	€355,7m	288 012 bought back in 2003
■ Mid term bank loan	€90,3m	
■ Short term bank loan (*)	€128,0m	
off which factoring	*€114,9m*	

Total financial debt	€574,0 m	Cash	€231,1m

Net financial debt	€342,9m

■ Employee profit sharing	€20,9m
■ Accrued interest	€17,9m
Net debt	**€381,7m**

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix



3. 2003 results

Financial ratios

	31.12.2002	30.06.2003	31.12.2003
Net financial debt / shareholder's equity	x 1,6	x 1,9	x 1,1
Net financial debt/ EBITDA before employee profit sharing	x 3,3	x 7,5	x 7,1

3. 2003 results

Cash management 2003 targets

- Centralize between 50% and 75% of group's cash
- Realize between €80m and €100m of factoring by December 31st, 2003
- Reduce clients receivables by €50m by 2004 year end

3. 2003 results

Cash centralization (in €m)

- As December 31st 2003, 61% of group's cash was centralized



Total : €211,4m
50,7
160,7
December 31st, 2002
Total : €231,0m
141,0
90,0
December 31st, 2003
Cash centralized
Cash in subsidiaries

■ 3. 2003 results

Factoring (in €m)

- €114.9m of factoring realized in 2003



167,0
114,9
7,3
31 December 2002
30 june 2003
31 December 2003
Current factoring
Factoring facilities signed

3. 2003 results

Client receivables evolutions *(in €m)*

DSO	107 days	86 days	87 days	86 days



499,5
53,0
446,5
(112,6)
386,9
386,9
+9,6
396,5
7,3
389,2
(19,6)
376,9
114,9
262,0
31 Decembre 2001
31 Decembre 2002
30 june 2003
31 December 2003
Client receivables
Factoring

■ 3. 2003 Results



Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

Cash out related to acquisitions *(in €m)*



134,9
-75,1
-25,7
-12,8
-4,7
16,6
Debt on fixed asset as off 31st December 2003
Fixed payments cash out in 2003
Earn-out paid in 2003
Estimates reduction
FX impact & others
Debt on DTS

2003 Results

Agenda

4. Earn-Out

Return on investment on 1997 acquisitions

Number of companies : 8	1997 acquisitions
Initial payment	€24.8m
Earn-out paid over the period	€48.2m
Total cost of acquisition	€73.0m
Initial profit	€5.0m
Profit the last year of the Earn-out program	€(1.4)m
Cumulated profit over the Earn-out period	€54,6m
Profit the year following the exit of the Earn-Out program	€0.3m

4. Earn-Out

Assumptions used to build-up forecasts

- Acquisitions are paid through an initial fixed payment and a five year earn out program
- No earn out is paid if there is no increase in net income every year during the earn out program except for the companies that signed the new earn out agreement with the group
- With the new formula the earn out is reduced against a fixed percentage of the result that is paid every year to the vendor. The earn out payment in this new agreement is also depending on the DSO evolution of the company

4. Earn-Out

The new formula

- Payment to the vendors of a fixed part of net results
- Cashing out off earn outs depending on DSO evolution of companies concerned

- Reduction of the multiple of the growth of results

- 22 companies under Earn out signed this new agreement in 2003, and 2 other joined the new program in 2004…
- Bringing the number of companies under this new regime to 24 out of 46 companies under earn-out

4. Earn-Out

Assumptions used to build up the forecasts

- **We use three levels of net profit increase every year in our scenario based on internal forecasts :**
  - → 5% growth
  - → 10% growth
  - → 15% growth
- **To build-up our various scenarios we divided companies under earn out into 2 different groups:**
  - → **Loss making companies in 2003 and in 2004**

    We haven't factored in any earn out payment during the rest of the earn out program. *2 companies are in this category..*
  - → **Profitable companies 2004**

    2004 projections have been used as a starting point to use our various hypothesis of net profit growth.. 44 companies are in this category.

4. Earn-Out

Earn out assumptions (in €m)

- **Earn out assumptions presented are based on an increase every year of net results of *companies from 2004 onwards***
- **Earn-Out to be paid regarding year n results will be cash out in year n+1**
- **Example : 14,5m€ to be paid 2006 if the assumption of a 15% increase of net profit between 2004 and 2005 is completed**

Every year assumption of net profit growth used	Total	2004e	2005e	2006e	2007e	2008e
15%	**41.0**	12.8	**14.5**	8.4	5.3	0.0
For a total net profit over the period of	**117.3**					
10%	**33.8**	12.8	12.0	5.6	3.5	0.0
For a total net profit over the period of	**111.3**					
5%	**27.5**	12.8	9.5	3.3	1.9	0.0
For a total net profit over the period of	**105.5**					

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives
Appendix

4. Earn-out

Earn out to be paid if 15% growth of net income every year (in €m)



40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
35,7
37
31,3
29
13,7
13
0,8
1
12,8
14,5
8,4
5,3
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €117.3m
Total cumulative EO to be paid in 2005-2009 = €41.0m
Net profit of companies under EO
Earn out to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n
Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

2003 Results

Agenda

- Corporate governance & internal control
- Organization & projects
- 2003 Results
- Earn-Out
- Perspectives
- Appendix

5. Perspectives

Cash centralization *(in €m)*

- 2004 target is to achieve 75% of total cash available in the group
- 61% of group's cash was centralized as off December 31st 2003



76%
24%
66%
34%
39%
61%
25%
75%
31 December 2002
30 June 2003
31 December 2003
2004 target
Cash centralized
Cash in subsidiaries

3. 2003 Results

Factoring targets (in €m)

- 2004 target : between €150m and €175m of factoring



170m€
150m€
115
Achieved in 2003
2004 target

5. Perspectives

Client receivables evolution

- Important efforts of client receivables reduction have been made at the end of 2002
- As off December 31st, 2003 DSO was 86 days (€375.3m) against 86 days as off Decemberr 31st, 2002 (€386.1m)
- Group's efforts to manage its clients receivables will be maintained and should allow to have a further reduction of the receivable between €30m and €40m by the end of 2004

5. Perspectives

Cash out related to acquisitions in 2004
(in €m)


37,8
-18,2
-2,0
-0,3
-0,7
16,6
Debt on fixed assets as of 31st December 2003
EO to be paid regarding 2003
EO to be paid regarding prior exercices
Loan notes
Others
DTS

5. Perspectives

Q1 sales

- Q1 sales will be published on May 13th, 2004 before the market
- Since the beginning of 2004, the activity remains stable, confirming group's hypothesis of stable sales over 2004

5. Perspectives

Conclusion

- 2003 results should not mask the fundamental recovery of Altran financial situation during the year :
  - *The organization is more efficient and under tighter controls*
  - Cost have been gradually reduced
  - Financial situation is improving

Altran could now look forward with serenity

2003 Results

Agenda

- Corporate governance & internal control
- Organization & projects
- 2003 Results
- Earn-Out
- Perspectives
- Appendix

Appendix

Earn out to be paid if 10% growth of net income every year (in €m)


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
12,8
34,1
37
12,0
28,6
29
5,6
12,0
13
3,5
0,7
0
1
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €111.3m
Total cumulative EO to be paid in 2005-2009 = €33.8m
Net result of companies under EO
Earnout to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n
Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

Appendix

Earn out to be paid if 5% growth of net income every year (in €m)


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
12,8
32,6
37
9,5
26,1
29
3,3
10,4
13
1,9
0,6
0
1
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €105.5m
Total cumulative EO to be paid in 2005-2009 = €27.5m
Net result of companies under EO
EO to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n
Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

Appendix

Consolidated Profit & Loss account (in€m)

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

	31.12.2002	1st Half 2003	2nd Half 2003	31.12.2003
Sales	1 372 862	688 042	649 719	1 337 761
Other operating income	19 139	8 297	17 616	25 913
Total operating revenues	1 392 001	696 339	667 335	1 363 674
Purchases & outside services	(290 175)	(148 867)	(144 560)	(293 427)
Taxes	(23 060)	(11 197)	(10 847)	(22 044)
Wages, social charges & benefits	(957 052)	(497 027)	(479 616)	(976 643)
Allowance to amortization & provisions	(50 059)	(14 905)	(28 833)	(43 738)
Other operating expenses	(4 283)	(1 088)	(5 847)	(6 935)
Total operating exepenses	(1 324 628)	(673 085)	(669 703)	(1 342 787)
Operating profit	67 373	23 255	(2 368)	20 887
Financial income	10 507	14 491	5 207	19 698
Financial charges	(38 213)	(26 114)	(17 314)	(43 428)
Net financial results	(27 706)	(11 622)	(12 108)	(23 730)
Extraordinary income	19 533	4 294	5 756	10 050
Extraordinary expenses	(13 081)	(5 942)	(37 425)	(43 367)
Net extraordinary income	(6 452)	(1 648)	(31 669)	(33 317)
Employee profit sharing	(2 793)	(2 768)	(3 441)	(6 209)
Corporate income taxe	(23 248)	(6 788)	3 839	(2 949)
Net income (*before amortization of goodwill*)	20 078	14 005	(59 323)	(45 318)
Goodwill amortization	(96 747)	(11 229)	(28 560)	(39 789)
Prior period adjustments	(32 701)	-	(7 389)	(7 389)
Net result	(109 370)	2 776	(95 272)	(92 496)
Minorities	(26)	(1 534)	1 080	(454)
Net group result	(109 344)	1 242	(93 284)	(92 042)

Appendix

P&L retreated from prior period adjustments
(in€K))

	31.12.2002	31.12.2002 retraité	31.12.2003
Sales	1 372 862	1 364 213	1 337 761
Operating result	67 373	58 724	15 642
Net financial result	(27 706)	(27 706)	(24 550)
Net extraordinary result	6 452	6 452	(33 317)
Differed tax	9 949	11 209	5 894
Result *(before goodwill amortization)*	20 078	12 689	(45 194)
Goodwill amortization	(96 747)	(96 747)	(39 788)
Prior period adjustments	(32 701)	(32 701)	(7 389)
Net group result	(109 344)	(116 733)	(92 042)

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives



Appendix

Consolidated balance sheet – Assets *(in€K)*

	31.12.2002	31.12.2003		
	Net	Brut	Amort.&Prov.	Net
Fixed assets	675 716	917 483	281 249	636 234
Intangible fixed assets				
Goodwill of a business	22 383	33 417	4 806	28 611
Others intangible fixed assets	44 400	60 332	17 584	42 748
Goodwill	509 663	633 566	170 776	462 790
Tangible fixed assets				
Lands	230	182	0	182
Buildings	11 446	13 426	3 162	10 264
Others tangible assets	44 089	99 914	64 579	35 335
Financial assets				
Shareholdings	7 565	38 280	17 901	20 379
Other equity investment	6 938	6 548	411	6 137
Other financial assets	29 002	31 818	2 030	29 788
Current assets	749 479	762 424	27 105	735 319
Inventories & work in progress	3 757	2 543	5	2 538
Advance payments to suppliers	728	1 631	0	1 631
Account receivables & prepayments	386 883	400 501	23 609	376 892
Other receivables	146 669	129 104	3 455	125 649
Marketable securities	41 824	111 213	36	111 177
Cash & cash equivalent	169 618	117 432	0	117 432
Deferred charges	9 676	8 487	0	8 487
Prepaid expenses	7 016	7 093	0	7 093
Deferred charges	2 660	1 394	0	1 394
Total assets	1 434 871	1 688 394	308 354	1 380 040

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

Appendix

Consolidated balanche sheet - Liabilities *(in €K)*

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives



	31.12.2002	31.12.2003
Shareholder's equity	250 365	303 565
Share capital	46 817	57 221
Share premium account	20 461	155 984
Consolidated reserves	299 743	193 431
Foreign currency transalation gain/(loss)	(7 312)	(11 029)
Profit/(loss) for the period	(109 344)	(92 042)
Minority interest	139	16
In reserves	(26)	(454)
In net income	165	470
Conditional advances	161	0
Provisions for losses & charges	63 079	103 180
Debt	1 112 881	960 863
Convertible bonds	446 250	371 057
Loans & borrowing from financial institutions	159 002	111 258
Other loans & borrowings	41 547	128 003
Accounts payable	68 340	57 591
Taxes & social charges	250 461	244 341
Payable related to fixed assets	134 993	37 800
Other liabilities	12 288	10 813
Deferred revenues	8 246	12 416
Revenues relating to future periods	8 246	12 416
Total shareholder's equity & liabilities	1 434 871	1 380 040

■ Appendix

Consolidated cash-flow statement *(in €K)*

	31.12.2002	1er semestre 2003	2nd semestre 2003	31.12.2003
Net income of consolidated companies	(109 370)	2 776	(95 272)	(92 496)
Elimination of expenses & revenues with no impact on cash-flow or not related to operations				
Amortization, provisions & other exepenses	154 160	13 417	75 666	89 083
Changes in deferred taxes	(9 949)	(12 752)	6 858	(5 894)
Capital gains	791	1 497	901	2 398
Operating cash-flow of consolidated companies	35 632	4 938	(11 847)	(6 909)
Oimpact of exchange rate gain & losses on cash-flow	175	(51)	517	466
Dividends received from companies accounted for the	*0*	*0*	*0*	*0*
Change in financial expenses	2 173	(9 359)	5 254	(4 105)
Change in inventories	(246)	312	1 306	1 618
Change in receivables	28 692	9 304	25 080	34 384
Change in debt	(44 106)	(9 523)	(7 330)	(16 853)
Prepaid expenses & deferred income	(2 344)	1 835	2 461	4 296
Transfer of deferred charges	(99)	(12)	(205)	(217)
Change in working capital requirements	(15 930)	(7 443)	26 566	19 123
Net cash flow generated by operations	*19 877*	*(2 556)*	*15 236*	*12 680*
Acquisitions of fixed assets	(72 989)	(11 616)	(11 294)	(22 910)
Sales of fixed assets	9 315	2 252	4 832	7 084
Impact of change in the scope of consolidation	(142 719)	(78 702)	(18 958)	(97 660)
Net cash flow related to investment transactions	(206 393)	(88 066)	(25 420)	(113 486)
Cash flow related to financing transactions				
Dividends paid to shareholders of the parent company	(18 343)	0	0	0
Dividends paid to minority interests in consolidated co	(23)	(16)	(5)	(21)
Repurchase of shares by the company	(9 040)	287	1	288
Capital increase & others charges	12 284	(124)	145 890	145 766
Debt issuances	129 255	53 689	39 257	92 946
Debt& loan repayments	(27 842)	(24 827)	(99 378)	(124 205)
Net cash flow related to financing transactions	86 291	29 009	85 765	114 774
Change in cash positions	(100 225)	(61 613)	(61 613)	13 968
Cash at the beginning of the period	321 342	218 363	218 363	218 363
Cash at the end of the period	218 363	153 802	153 802	232 331
Impact of movements in foreign currency exchange ra	*(2 753)*	*(2 946)*	*(2 946)*	*(3 685)*

Agenda

Governance & control

Organization & projects

2003 results

Earn-out

Perspectives

Appendix

Simplified cash-flow statement *(in k€)*

	31.12.2002	1st Half 2003	2nd Half 2003	31.12.2003
Beginning net cash position	321 342	218 366	153 803	228 366
Operating cash flow of consolidated companies	35 806	4 887	(11 331)	
Change in NWCR	(15 951)	(7 443)	26 567	19 124
Net cash-flow generated by operations	19 856	(2 556)	15 236	19 124
Initial payments & complement	(133 300)	(61 880)	(13 220)	(75 100)
Earn-outs	(66 100)	(15 490)	(10 210)	(25 700)
Others	(6 993)	(10 700)	(1 986)	(12 686)
Net cash flow related to investments	(206 393)	(88 070)	(25 416)	(113 486)
Dividends	(18 474)	0,0	0,0	0,0
Financing transactions	104 765	29 009	85 763	114 772
Net cash-flow generated by financing transactions	86 291	29 009	85 763	114 772
Change in cash position	(100 246)	(61 613)	82 023	20 410
Closing net cash *	218 367	153 803	228 651	245 095

Appendix

Amortization tables of credit lines

	Crédit Agricole d'île de France	Société Générale	BNP Paribas	Total
30.06.2004	22 516	0	0	22 516
31.12.2004	70 632	40 000	40 000	150 632
30.06.2005	63 592	36 000	36 000	135 592
31.12.05	56 493	32 000	32 000	120 493
30.06.06	49 334	28 000	28 000	105 334
31.12.06	42 112	24 000	24 000	90 112
30.06.07	34 826	20 000	20 000	74 826
31.12.07	27 473	16 000	16 000	59 473
30.06.08	20 053	12 000	12 000	44 053
31.12.08	12 563	8 000	8 000	28 563
30.06.09	5 000	4 000	4 000	13 000
31.12.09	0	0	0	0

Appendix

Group's sales evolution

	(in €m) 2002	2003	(in %) Variation
Revenues without contribution of acquired companies (a)	1201,6	1148,6	-4,4
Contribution of companies acquired in 2002 (b)	171,3	189,2	Na
Contribution of companies acquired in 2003 ©	0,0	0,0	Na
Total consolidated revenues (a+b+c)	1372,9	1337,8	-2,6

Appendix

France's sales evolution

Agenda
Chiffre d'affaires 2003
Organization & projects
2003 results
Earn-out
Perspectives



	(in €m) FY 2002	FY 2003	(in %) Variation
Revenues without contribution of acquired companies	649,4	647,9	-0,2
Contribution of companies acquired in 2002 (b)	10,7	10,7	Na
Contribution of companies acquired in 2003 ©	0,0	0,0	Na
Total consolidated revenues (a+b+c)	660,1	658,6	-0,2

Appendix

International sales evolution

	(in €m) FY 2002	FY2003	(in %) Variation
Revenues without contribution of acquired companies (a)	552,2	500,6	-9,3
Contribution of companies acquired in 2002 (b)	160,6	178,6	Na
Contribution of companies acquired in 2003 ©	0,0	0,0	Na
Total consolidated revenues (a+b+c)	712,8	679,2	-4,7

Annexes

Organic growth by region (in %)

2003 vs 2002	Organic growth	Total growth
France	-0,2	-0,2
Northern Europe	-3,5	-0,8
Souther Europe	-11,3	-5,4
Americas	-27,2	-21,9
Asia	-4,0	-17,7
Group	-4,4	-2,6



Appendix
Sales by country (in €m)
Portugal 18,6 15,3 2002 2003
United-Kingdom 86,4 90,4 2002 2003
Benelux 98,6 91,5 2002 2003
Sweden 21,5 22,6 2002 2003
Asia 12,8 10,5 2002 2003
Germany 105,7 113,0 2002 2003
North America 39,5 38,5 2002 2003
Austria 8,8 10,0 2002 2003
Brazil 24,3 11,3 2002 2003
Spain 118,4 108,7 2002 2003
France 660,1 658,6 2002 2003
Switzerland 55,0 45,4 2002 2003
Italy 123,2 122,0 2002 2003
Agenda
Chiffre d'affaires 2003
Organization & projects
2003 results
Earn-out
Perspectives
64
2003 Results
7th April 2004
ALTRAN

2. Appendix

Cash out related to acquisitions on the 1st half of 2003 (in €m)


134,9
-60,3
-20,6
-8,1
-2,4
43,4
Payable against fixed assets as of 31st December 2003
Fixed payement in H1 2003
Earn-out payments in H1 2003
Reduced estimates
FX impact & others
Payable against fixed assets as of 30th june 2003

Agenda
Governance & control
Organization & projects
2003 results
Earn-out
Perspectives

2. Appendix

Cash out related to acquisitions on the 2nd half of 2003 ***(in €m)***



43,4
-14,8
-5,1
-2,8
-4,1
16,6
Payable against fixed assets as of 30th june 2003
Fixed payments on H2 2003
Earn-out payments on H2 2003
Reduced estimates
FX & others
DTS

www.altran.net



7th April 2004

ALTRAN